SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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February 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0308

Attention: Michael McTiernan, Assistant Director

RE:	Select Income REIT
Amendment No. 1 to Registration Statement on Form S-11
Filed January 26, 2012
File No. 333-178720

Dear Mr. McTiernan:

On behalf of Select Income REIT (the “Company”), we are hereby responding to comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated February 2, 2012, in connection with the above-captioned registration statement.  Amendment No. 2 to such registration statement (as so amended, the “Registration Statement”) is being filed simultaneously with this letter.  For the convenience of the Staff, we have also sent to you a paper copy of this letter and clean and marked copies of the Registration Statement.

The Company notes for the Staff that the revised disclosure in the Registration Statement falls primarily into five categories (1) changes to respond to Staff comments, (2) changes to provide financial information for the year ended December 31, 2011, (3) changes to reflect a change in the Company’s portfolio of

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February 10, 2012

properties, (4) changes to provide more recent data regarding Hawaii and (5) the addition of photographs and exhibits.

Response to Your Letter Dated February 2, 2012

Your numbered comments with respect to the Registration Statement, as set forth in your letter dated February 2, 2012, have been reproduced below in italicized text.  The Company’s responses thereto are set forth immediately following the reproduced comments to which they relate.

Distribution Policy, page 26

1.                                       We note your response to comment 10 of our comment letter dated January 18, 2012.  Please provide us additional support for your assumption that all leases expiring in the 12 months ended September 30, 2012 will be renewed at the same rents and with insignificant cost.  Please provide us data for these or similar properties on lease renewal percentages, rent rates and costs for the last three years.  To the extent the historical data is different from your assumptions, please advise.  In addition, please consider expanding footnote nine to provide additional support for your assumption.

Company Response:  In response to the Staff’s comment, the Company has revised its lease renewal assumption as detailed in footnote (7) to the table under the caption “Distribution Policy,” included in the prospectus constituting part of the Registration Statement.  As described in the revised disclosure in footnote (7), for purposes of estimating cash available for distribution for the year ending December 31, 2012, the Company has assumed that lease renewals with existing tenants or new leases with new tenants will be executed in respect of 80% of the expiring rentable square feet and for rents similar to the expiring leases.

The Company confirms that no leases relating to its mainland office and industrial properties are scheduled to expire during 2012.  As a result, the Company’s assumptions and the below data relate solely to its Hawaii properties.

The Company believes its assumption as to rate of lease renewal/relet is reasonable based on historical experience with its Hawaii properties.  Lease renewals at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 54%, 77% and 67% for the years ended December 31, 2009, 2010 and 2011, respectively.  Additionally, new leases (which include leases of properties for which the lease expired in an earlier period) with new tenants at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 6%, 26% and 12% for the years ended

United States Securities and Exchange Commission

February 10, 2012

December 31, 2009, 2010 and 2011, respectively.  The average of the sum of lease renewal and new leasing percentages for each such year is 81%, as compared to the 80% leasing assumption described in the second preceding paragraph.

The Company believes that its assumed renewal/relet rate, which is based upon historical renewal and releasing rates, is reasonable when viewed in the context of the stable occupancy rates at the Hawaii properties.  Occupancy rates at the Company’s Hawaii properties were approximately 95.4%, 95.5% and 94.4% of total Hawaii rentable square feet as of December 31, 2009, 2010 and 2011, respectively, and the 94.4% rate at December 31, 2011 was the lowest year-end occupancy that CommonWealth REIT, or CWH, has reported for these properties.  The Company’s assumed renewal/relet rate would mean the Company’s occupancy rate would decrease to 93.2%.

The Company believes that the amount of assumed rent to be received under renewed and new leases is reasonable based on historical experience with the Hawaiian properties.  Annual rents from lease renewals and new leases entered into during the years ended December 31, 2009, 2010 and 2011 for the Company’s Hawaii properties increased by an average of 22%, 14% and 30%, respectively, as compared to rental rates under the expiring leases.  Rental rates per rentable square foot were $6.78, $3.93 and $4.81 for new leases and leases renewed during December 31, 2009, 2010 and 2011, respectively.  The 29 leases expiring in 2012 have an average in place rental rate of $3.91 per square foot.

In footnote (6) to the table under the caption “Distribution Policy,” included in the prospectus constituting part of the Registration Statement, the Company has provided information regarding budgeted leasing costs relating to its Hawaiian properties and other capital expenditures for its properties.  During the three-year period ended December 31, 2011, annual leasing costs for the Company’s Hawaii properties, including leasing commissions, related legal costs and improvement allowances, totaled approximately $400,000, $700,000 and $400,000 for the years ended December 31, 2009, 2010 and 2011, respectively, or an average of approximately $500,000 per year.

Investment Policies, page 54

2.                                       We note your response to comment 18 of our comment letter dated January 18, 2012.  Please expand your disclosure in this section to discuss in more detail the process by which you evaluate the creditworthiness of a potential new tenant and monitor the creditworthiness of your existing tenants.  Please also confirm that in future filings that require disclosure pursuant to Item 303 of

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February 10, 2012

Regulation S-K, you will include a discussion of any material changes to your policies with respect to the creditworthiness of new tenants or material changes/trends in the credit quality of your existing tenants.

Company Response:  The Company has revised its disclosure on page 49 of the prospectus included in the Registration Statement in response to the Staff’s comment.  The process outlined in the Company’s response to comment 18 to the Staff’s letter dated January 18, 2012 is a set of procedures that Reit Management & Research LLC, or  RMR (which, as disclosed, is the manager of the Company’s parent, CWH, and will be the manager of the Company), has followed generally to evaluate tenants on behalf of CWH.  The Company expects RMR to evaluate tenants on its behalf using a similar process.  As noted in the Company’s prior response and in the Registration Statement, RMR’s tenant review processes are facts and circumstances based, with each tenant and leasing opportunity evaluated on an individual basis.  The Company has been advised that RMR does not have, and does not expect to have, a uniform set of criteria or policy with respect to evaluating the creditworthiness of prospective or existing tenants.  The Company confirms that to the extent required, in future filings that require disclosure pursuant to Item 303 of Regulation S-K, it will include a discussion of any material changes to the process used by RMR to evaluate the creditworthiness of new tenants on the Company’s behalf and any material changes/trends in the known credit quality of the Company’s existing tenants.

Capitalization Policy, page F-17

3.                                       We have considered your response to comment 26 and reviewed your revised disclosures.  We note your capitalize costs during the period of development.  Please revise to clarify when this period begins and ends.  Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.  In addition, in your statement of cash flows, please revise to separately present the amounts related to real estate acquisitions and improvements.

Company Response:  The Company has revised its disclosure on pages 43, F-11 and F-16 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Note 2 — Summary of Significant Accounting Policies, page F-36

4.                                       We have considered your response to comment 29 and reviewed your revised disclosures.  Please revise to also disclose your accounting

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February 10, 2012

policy for organizational costs.  Reference is made to paragraph 720-15-25-1 of the Financial Accounting Standards Codification.

Company Response:  The Company has revised its disclosure on page F-29 of the prospectus included in the Registration Statement in response to the Staff’s comment.

Changes to Provide Financial Information for the Year ended December 31, 2011

Because of the passage of time, the Registration Statement has been updated to show financial information for the year ended December 31, 2011.

Changes in the Company’s Portfolio of Properties

Amendment No. 2 to the Registration Statement reflects the following changes in the Company’s portfolio of properties.

•                  Three mainland office and industrial properties with an aggregate of 76,332 rentable square feet located in Sacramento, CA, San Diego, CA and Kent, WA will not be contributed by CWH to the Company.  It has been determined that the transfer of these properties to the Company would require subdivision which is not practicable at this time.  As a result, the Registration Statement has been amended to remove information regarding these three properties.

•                  CWH has determined to contribute to the Company one additional office property with 85,503 rentable square feet located in Erlanger, KY (the “Added Property”).  As a result, the Registration Statement has been amended to add information regarding the Added Property.

As a result of these changes, the total number of properties to be included in the Company’s portfolio has decreased from 253 properties to 251 properties. Please note that the title of the financial statements of the properties has been changed to “Combined Financial Statements of Selected Properties of CommonWealth REIT.”

In connection with the property portfolio changes and the Company’s response by letter dated January 26, 2012 (the “Prior Response Letter”), the Company would like to provide the following information for purposes of the Staff’s comment letter dated January 18, 2012 (the “Prior Comment Letter”).

United States Securities and Exchange Commission

February 10, 2012

•                  Comment 9 in the Prior Comment Letter

The Company confirms that $4.7 million, the amount of estimated capital expenditure used in calculating estimated CAD for the year ending December 31, 2012, equals the amount that the Company’s parent, CWH, currently has budgeted for the 2012 fiscal year with respect to the properties concerned.  The increases from the amount used in the calculation of estimated CAD for the 12 months ending September 30, 2012 primarily reflects leasing commissions and budgeted tenant improvements for the Added Property.  (Disclosure has been included in footnote (6) to the table under the caption “Distribution Policy,” included in the prospectus constituting part of the Registration Statement regarding this expenditure).

•                  Comment 10 in the Prior Comment Letter

See the Company’s response to comment 1 above.

•                  Comment 13 in the Prior Comment Letter

For the Staff’s information, the Company attaches a revised initial estimate of the annual estimated distribution, estimated CAD surplus and the distribution payout ratio, as Exhibit A to this letter.  This estimate has been revised to respond to Staff comments (see comment 1 above), reflect changes to the Company’s portfolio of properties and for December 31, 2011 financial information. The Company includes both a clean copy of the revised initial estimate of the annual estimated distribution and a copy that is marked for changes to the estimate provided as Exhibit A to the Prior Response Letter.

•                  Comment 25 in the Prior Comment Letter

The Added Property does not include below market fixed rate lease renewal options.

Changes to Include More Recent Data Regarding Hawaii

The Company advises the Staff that updates to the support for the updated quantitative and qualitative business and industry data set forth on pages 49 through 51 of the prospectus included in the Registration Statement are being delivered to the Staff supplementally in paper form pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended.

United States Securities and Exchange Commission

February 10, 2012

Addition of Photographs and Exhibits

In addition, the Company advises the Staff for purposes of its review that the Registration Statement includes photographs on the inside front and back cover pages of the prospectus as well as additional exhibits to the Registration Statement.  The Company expects to file next week in an exhibit-only amendment to the Registration Statement the remainder of the exhibits, other than the legal and tax opinions and related consents.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (617) 573-4859.

Very truly yours,

/s/ Margaret R. Cohen
Margaret R. Cohen

United States Securities and Exchange Commission

February 10, 2012

Exhibit A

Initial Estimate of the Annual Estimated Distribution

For purposes of this initial estimate, the Company is providing the following table disclosed on pages 28 through 29 of the prospectus included in the Registration Statement marked in the box below to show the items “Pro forma Shares outstanding,” “Estimated annual distribution per Share,” “Total annual estimated distribution,” “Estimated annual CAD surplus after distribution,” and “Distribution payout ratio of estimated CAD” completed.  Amounts are in thousands, except share, per share and square foot data.

Calculation of estimated CAD for the year ending December 31, 2012
Pro forma net income for year ended December 31, 2011(1)	$62,838
Add: Historical depreciation and amortization	11,205
Add: Amortization of deferred financing fees on new bank facility(2)	1,000
Add: Net effect of non-cash rental income(3)	(4,691)
Add: Historical allocated general and administrative costs(4)	5,528
Less: Estimated general and administrative costs(5)	(6,364)
Less: Estimated capital expenditures(6)	(4,700)
Less: Estimated decrease in revenue due to leases expiring during 2012 (7)	(840)
Estimated CAD for the year ending December 31, 2012(7)	$63,976

Pro forma Shares outstanding	30,000,000
Estimated annual distribution per Share	$1.60
Total annual estimated distribution	$48,000
Estimated annual CAD surplus after distribution	$15,976
Distribution payout ratio of estimated CAD	75%

(1)                                  Includes twelve months of interest expense on the estimated principal amount outstanding under our new bank facility. Interest expense is based upon an estimated interest rate of the one month British Bankers’ Association London Interbank Offered Rate plus 1.30%. Interest expense is calculated as follows:

Estimated principal amount outstanding	$225,000
Interest rate	1.58%
Interest expense	$3,555
Add: Amortization of deferred financing fees	1,000
Add: Annual administrative fees	50
Add: Annual facility fee (0.30% of a $5,000 loan commitment)	1,500
Total interest expense	$6,105

(2)                                  Represents one year of non-cash interest adjustments associated with the amortization of deferred financing fees related to our new bank facility.

(3)                                  Represents one year of non-cash rental revenues associated with the net straight-line adjustments to rental income and the amortization of above- and below-market lease intangibles.

(4)                                  Represents the portion of CWH’s historical general and administrative costs for the year ended December 31, 2011 that was allocated to the properties contributed to us by CWH. General and administrative costs are based on an allocated portion of CWH’s historical general and administrative costs attributable to the properties based upon CWH’s historical cost of the properties compared to CWH’s total historical cost of all of its properties.

(5)                                  Represents estimated general and administrative costs necessary to operate separately from CWH calculated as follows:

Historical cost of properties transferred from CWH	$952,799
Business management fee percent	0.5%
Estimated business management fee	4,764
Estimated legal and audit fees	1,300
Estimated trustee fees, internal audit expenses and other costs	300
Estimated general and administrative	$6,364

United States Securities and Exchange Commission

February 10, 2012

(6)                                  Under our net leases, our tenants are typically responsible for paying or reimbursing us for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs. However, we may be responsible for certain capital expenditures such as, in certain circumstances, roof and structural element-related capital expenditures.  This amount represents capital expenditures estimated to be incurred during the year ending December 31, 2012, including contractual leasing commissions and budgeted tenant improvements relating to our Erlanger, KY property of approximately $2,400 and budgeted leasing costs relating to our Hawaii properties of approximately $1,300.  Estimated 2012 capital expenditures, excluding 2012 costs relating to our Erlanger, KY property, are approximately $0.11 per portfolio square foot (or $2,300 total), which is comparable to the average historical capital expenditure rate relating to our properties for the past three years of $0.10.  We determined the $0.10 historical rate per square foot by dividing the sum of the capital expenditures incurred by CWH during each of the years ended December 31, 2009, 2010 and 2011 in respect of the properties contributed to us by CWH, by the sum of the average rentable square feet of the properties for each such year.

(7)                                  For purposes of estimating cash available for distribution for the year ending December 31, 2012, we have assumed that lease renewals with existing tenants or new leases with new tenants will be executed in respect of 80% of the expiring rentable square feet and for rents similar to the expiring leases and that 20% of the expiring rentable square feet will be vacated.  The expiring leases relate to certain of our Hawaii properties which contributed approximately $4,200, or approximately 4%, of total revenues from our properties during the year ended December 31, 2011. Rents from properties that we are assuming will be vacated amount to $840, or 20% of $4,200.  We have based this assumption on historical experience at our Hawaii properties, including lease renewal and relet rates, occupancy rates and annual rents for the three-year period ended December 31, 2011.  No leases relating to our mainland office and industrial properties are scheduled to expire during 2012.  As a result, our assumption relates solely to our Hawaii properties.

Lease renewals at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 54%, 77% and 67% for the years ended December 31, 2009, 2010 and 2011, respectively.  New leases (which include leases for properties for which the lease expired in an earlier period) with new tenants at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 6%, 26% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively.  Occupancy at our Hawaii properties as a percentage of total Hawaii rentable square feet was 95.4%, 95.5% and 94.4% as of December 31, 2009, 2010 and 2011, respectively.  Our assumed renewal/relet rate would mean the that our occupancy would decrease to 93.2%.  Finally, annual rents from leases entered into during the years ended December 31, 2009, 2010 and 2011 for the Company’s Hawaii properties increased by an average of 22%, 14% and 30%, respectively, as compared to rental rates under the expiring leases.

United States Securities and Exchange Commission

February 10, 2012

Marked Changes from Prior Response Letter

Calculation of estimated CAD for the ~~twelve months~~year ending ~~September 30~~December 31, 2012
Pro forma net income for year ended ~~December~~ December 31, ~~2010~~2011(1)	~~$54,324~~$62,838
~~Less: Pro forma net income for nine months ended September 30, 2010~~ Add: Historical depreciation and amortization	~~(39,698)~~11,205
~~Add: Pro forma net income for nine months ended September 30, 2011~~ Add: Amortization of deferred financing fees on new bank facility(2)	~~47,086~~1,000
~~Pro forma net income for twelve months ended September 30, 2011~~ Add: Net effect of non-cash rental income(3)	~~$61,712~~(4,691)
~~Add: Increase in net operating income(2)~~ Add: Historical allocated general and administrative costs(4)	~~$1,870~~5,528
~~Add: Historical depreciation and amortization~~ Less: Estimated general and administrative costs(5)	~~10,391~~(6,364)
~~Add: Amortization of deferred financing fees on new bank facility(3)~~ Less: Estimated capital expenditures(6)	~~1,000~~(4,700)
~~Add: Net effect of non~~-~~cash rental income(4)~~ Less: Estimated decrease in revenue due to leases expiring during 2012 (7)	~~(4,400)~~(840)
~~Add: Historical acquisition related costs(5)~~ Estimated CAD for the year ending December 31, 2012(7)	~~511~~$63,976
~~Add: Historical allocated general and administrative costs(6)~~	~~5,559~~
~~Less: Estimated general and administrative costs(7)~~	~~(6,316~~	~~)~~
~~Less: Estimated capital expenditures(8)~~	~~(2,142~~	~~)~~
~~Estimated CAD for the twelve months ending September 30, 2012(9)~~	~~$68,185~~

Pro forma Shares outstanding	30,000,000
Estimated annual distribution per ~~share~~ Share	$1.60
Total annual estimated distribution	$48,000
Estimated annual CAD surplus after distribution	~~$20,185~~$15,976
Distribution payout ratio of estimated CAD	~~70%~~75%

(1)                                  Includes ~~twelve~~ twelve months of interest expense on the estimated principal amount outstanding under our new bank facility. Interest expense is based upon an estimated interest rate of the one month British Bankers’ Association London Interbank Offered Rate plus 1.30%.  Interest expense is calculated as follows:

Estimated principal amount outstanding	$225,000
Interest rate	1.58%
Interest expense	$3,555
Add: Amortization of deferred financing fees	1,000
Add: Annual administrative fees	50
Add: Annual facility fee (0.30% of a $5~~00~~,000 loan commitment)	1,500
Total interest expense	$6,105

(2)                                  Represents ~~the annualized increase in net operating income from four properties acquired in December 2010 and one property acquired in January 2011.  Pro forma net income for the twelve months ended September 30, 2011 includes the net operating income from these properties from the date of acquisition by CWH through September 30, 2011.               The increase in net operating income is based on the average daily net operating income from each of these properties during periods of actual ownership by CWH multiplied by the number of days in the twelve months ended September 30, 2011 that the properties were not owned by CWH:~~

~~Acquisition Date~~	~~Net Operating Income from the Date of Acquisition through September 30, 2011~~		~~Average Daily Net Operating Income during Periods of Actual Ownership by CWH~~		~~Increase in Net Operating Income~~
~~12/9/2010~~	~~$~~	~~1,307~~	~~$~~	~~4.43~~	~~$~~	~~310~~
~~12/9/2010~~	~~$~~	~~1,310~~	~~$~~	~~4.44~~	~~$~~	~~311~~
~~12/9/2010~~	~~$~~	~~1,314~~	~~$~~	~~4.45~~	~~$~~	~~312~~
~~12/17/2010~~	~~$~~	~~2,278~~	~~$~~	~~7.94~~	~~$~~	~~619~~
~~1/18/2011~~	~~$~~	~~737~~	~~$~~	~~2.89~~	~~$~~	~~318~~

~~Total increase in net operating income:~~					~~$~~	~~1,870~~

United States Securities and Exchange Commission

February 10, 2012

~~(3)                                  Represents~~ one year of non-cash interest adjustments associated with the amortization of deferred financing fees related to our new bank facility.

(~~4~~3)                            Represents one year of non-cash rental revenues associated with the net straight-line adjustments to rental income and the amortization of above- and below-market lease intangibles.

(~~5)                                  Represents the costs related to the acquisition of five properties during the twelve months ended September 30, 2011.~~

~~(6~~4)                            Represents the portion of CWH’s historical general and administrative costs for the ~~twelve months ended September 30~~year ended December 31, 2011 that was allocated to the properties contributed to us by CWH. General and administrative costs are based on an allocated portion of CWH’s historical general and administrative costs attributable to the properties based upon CWH’s historical cost of the properties compared to CWH’s total historical cost of all of its properties.  ~~Historical allocated general and administrative costs are calculated as follows:~~

~~General and administrative costs for year ended December 31, 2010~~ 	~~$~~	~~5,291~~
~~Less: General and administrative costs for nine months ended September 30, 2010~~ 	~~3,846~~
~~Add: General and administrative costs for nine months ended September 30, 2011~~ 	~~4,114~~
~~Historical allocated general and administrative costs~~ 	~~$~~	~~5,559~~

~~(7~~(5)                        Represents estimated general and administrative costs necessary to operate separately from CWH calculated as follows:

~~Historical cost of properties transferred from CWH~~	~~$943,238~~
Historical cost of properties transferred from CWH	$952,799
Business management fee percent	0.5%
Estimated business management fee	4,~~716~~764
Estimated legal and audit fees	1,300
Estimated trustee fees, internal audit expenses and other costs	300
Estimated general and administrative	$6,~~316~~364

(~~8~~6)                            Under our net leases, our tenants are typically responsible for paying or reimbursing us for all, or substantially all, property level operating expenses and capital expenditures, such as real estate taxes, insurance, utilities, maintenance and repairs. However, we may be responsible for certain capital expenditures~~. The~~ such as, in certain circumstances, roof and structural element-related capital expenditures.  This amount ~~shown~~ represents capital expenditures estimated to be incurred during the ~~twelve months~~year ending ~~September 30,~~ December 31, 2012 ~~calculated as follows:~~

~~Total portfolio rentable square feet as of September 30, 2011~~ 	~~21,415~~
~~Estimated rate per square foot~~ 	~~$0.10~~
~~Estimated capital expenditures~~ 	~~$2,142~~

, including contractual leasing commissions and budgeted tenant improvements relating to our Erlanger, KY property of approximately $2,400 and budgeted leasing costs relating to our Hawaii properties of approximately $1,300.  Estimated 2012 capital expenditures, excluding 2012 costs relating to our Erlanger, KY property, are approximately $0.11 per portfolio square foot (or $2,300 total), which is comparable to the average historical capital expenditure rate relating to our properties for the past three years of $0.10.  We determined the $0.10 ~~estimated~~historical rate per square foot by dividing the sum of the capital expenditures incurred by CWH during each of the years ended ~~December 31, 2006, 2007, 2008~~December 31, 2009 ~~and~~ , 2010 and ~~the nine months ended September 30,~~ 2011 in respect of the properties contributed to us by CWH, by the sum of the average rentable square feet of the properties for each such ~~period~~year.

(~~9~~7)                            For purposes of estimating ~~CAD~~cash available for distribution for the year ending December 31, 2012, we have assumed that ~~the~~lease renewals with existing tenants or new leases with new tenants will be executed in respect of 80% of the expiring ~~during the twelve months ending September 30, 2012 will be renewed for~~ rentable square feet and for rents similar ~~rents and at costs~~ to the expiring leases and that ~~will not be significant.~~20% of the expiring rentable square feet will be vacated.  The expiring leases relate to certain of our Hawaii properties which contributed approximately $~~3 million, or approximately~~ 4,200, or approximately 4%, of ~~total~~ total revenues from our properties

United States Securities and Exchange Commission

February 10, 2012

during the ~~twelve months~~year ended ~~September 30~~December 31, 2011.  ~~We have based these assumptions on the characteristics of the properties for which leases are scheduled to expire, CWH’s  experience with these properties and CWH’s experience with leasing our Hawaii properties generally.~~ Rents from properties that we are assuming will be vacated amount to $840, or 20% of $4,200.  We have based this assumption on historical experience at our Hawaii properties, including lease renewal and relet rates, occupancy rates and annual rents for the three-year period ended December 31, 2011.  No leases relating to our mainland office and industrial properties are scheduled to expire during 2012.  As a result, our assumption relates solely to our Hawaii properties.

Lease renewals at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 54%, 77% and 67% for the years ended December 31, 2009, 2010 and 2011, respectively.  New leases (which include leases for properties for which the lease expired in an earlier period) with new tenants at the Company’s Hawaii properties, as a percentage of expiring square feet of such properties, were approximately 6%, 26% and 12% for the years ended December 31, 2009, 2010 and 2011, respectively.  Occupancy at our Hawaii properties as a percentage of total Hawaii rentable square feet was 95.4%, 95.5% and 94.4% as of December 31, 2009, 2010 and 2011, respectively.  Our assumed renewal/relet rate would mean the that our occupancy would decrease to 93.2%.  Finally, annual rents from leases entered into during the years ended December 31, 2009, 2010 and 2011 for the Company’s Hawaii properties increased by an average of 22%, 14% and 30%, respectively, as compared to rental rates under the expiring leases.